May 19, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Agile Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-194621)

Ladies and Gentlemen:

As representatives of the several underwriters in the Company’s proposed public offering of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (EST) on May 21, 2014, or at such later time as the Company or its counsel may orally request via telephone call to the staff.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 9, 2014, through the date hereof:

Preliminary Prospectus dated May 9, 2014:

1,000 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

RBC CAPITAL MARKETS, LLC
WILLIAM BLAIR & COMPANY, L.L.C.

As representatives of the several Underwriters

[Signature pages to follow]

By: RBC CAPITAL MARKETS, LLC

By:	/s/ Jennifer Caruso
Name:	Jennifer Caruso
Title:	Director

By: WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Brett Paschke
Name:	Brett Paschke
Title:	Managing Director, Head of Equity Capital Markets

Signature Page to Agile Therapeutics — Underwriter Acceleration Request